

Angela Nauta

Impact Investing for a Sustainable Future

British Columbia, Canada

Message   ...

 World Tree

Landmark Education

 See contact info

296 connections

Activity

297 followers

I'm in and excited about creating this kind of network.

Angela shared this

1 Like

See all

Experience



Chief Investment Officer

World Tree

Feb 2001 – Present · 17 yrs 8 mos

Victoria, British Columbia, Canada

Many people are looking for green alternatives to conventional investment approaches. The World Tree Carbon Offset Program is an investment opportunity for people who want to use their money to create both positive change in the world and a return on investment.

Investment Objective of the World Tree 2016 Carbon Offset Program
1. To participate in a collective effort to reduce the carbon footprint of it's investors.
2. To produce income from the harvesting of Empress Splendor trees to be distributed in 2026.



Certified Clinical Therapist

Intentional Therapy

2004 – 2011 · 7 yrs

Education

Landmark Education

1994 – 2016

Canadian University College

1977 – 1979

Skills & Endorsements

Public Speaking · 20

Endorsed by **Nicole Huk and 2 others who are highly skilled at this**

Endorsed by **2 of Angela's colleagues at World Tree**

Leadership Development · 19

Endorsed by **Nicole Huk, who is highly skilled at this**

Endorsed by **2 of Angela's colleagues at World Tree**

Timber · 16

Endorsed by **2 of Angela's colleagues at World Tree**

Show more ⌄

